Exhibit (a)(5)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below).

The Offer (as defined below) is made only by the Offer to Purchase, dated May 15, 2012,

and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the

Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

CHARMING SHOPPES, INC.

at

$7.35 Net Per Share in Cash

by

COLOMBIA ACQUISITION CORP.

a direct wholly owned subsidiary of

ASCENA RETAIL GROUP, INC.

Colombia Acquisition Corp., a Pennsylvania corporation (“Purchaser”), and a direct wholly owned subsidiary of Ascena Retail Group, Inc., a Delaware corporation (“Parent”), is making an offer to purchase for cash all of the outstanding shares (the “Shares”) of common stock, par value $0.10 per Share, of Charming Shoppes, Inc., a Pennsylvania corporation (the “Company”), at a price of $7.35 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 12, 2012 (WHICH IS THE END OF THE DAY ON JUNE 12, 2012), UNLESS PURCHASER EXTENDS THE PERIOD DURING WHICH THE OFFER IS OPEN IN ACCORDANCE WITH THE MERGER AGREEMENT (AS DEFINED BELOW) (SUCH TIME, INCLUDING ANY SUCH EXTENSIONS, THE “EXPIRATION TIME”). SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION TIME AND, UNLESS PREVIOUSLY ACCEPTED FOR PAYMENT BY PURCHASER PURSUANT TO THE OFFER, MAY ALSO BE WITHDRAWN AT ANY TIME AFTER JULY 13, 2012.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of May 1, 2012 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Offer is conditioned upon, among other things:

(i)	satisfaction of the Minimum Condition (as defined below); and

(ii)	expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

The term “Minimum Condition” is defined in the Offer to Purchase and generally requires that the number of outstanding Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer, together with any other Shares then beneficially owned by Parent or Purchaser (if any), represents at least a majority of the Shares then outstanding (determined on a Fully Diluted Basis (as defined in the Introduction to the Offer to Purchase)).

There is no financing condition to the Offer and the Purchaser will pay for the entire purchase price of the Shares in cash.

The Merger Agreement provides that Purchaser will be merged with and into the Company with the Company surviving that merger as a wholly owned subsidiary of Parent (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares held directly or indirectly by Parent, Purchaser or the Company (as treasury stock or otherwise) or any of their respective wholly owned subsidiaries (which will automatically be cancelled and retired and will cease to exist) or any shareholder of the Company who is statutorily entitled to exercise appraisal rights, if applicable, and who duly complies with Pennsylvania law concerning the right of holders of Shares to dissent from the Merger and seek appraisal of their Shares) will be converted into the right to receive in cash an amount equal to the Offer Price.

The Board of Directors of the Company has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company’s shareholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in each case, in accordance with the Pennsylvania Business Corporation Law of 1988, as amended, (iii) if required by applicable laws, directed that the Merger Agreement be submitted to the Company’s shareholders for adoption, and (iv) recommended that Company’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable laws, adopt the Merger Agreement and approve the Merger.

For purposes of the Offer (including during any Subsequent Offering Period, as defined below), Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to American Stock Transfer & Trust Company, LLC (the “Depositary”) of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering shareholders are entitled to withdrawal rights (as further described in Section 4 of the Offer to Purchase) and as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Offer will expire at 12:00 midnight, New York City time, on June 12, 2012 (which is the end of the day on June 12, 2012), unless Purchaser, in accordance with the Merger Agreement, extends the Offer (such time, as it may be extended, the “Expiration Time”).

The Merger Agreement provides that, so long as the Merger Agreement has not been terminated in accordance with its terms, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer:

•

on one or more occasions, in consecutive increments of up to five business days (or such longer period as the Company, Parent and Purchaser may agree) each, if at any then-scheduled Expiration Time, any of the conditions to Purchaser’s obligation to accept for payment and pay for the Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Offer Conditions”), other than the Minimum Condition, have not been satisfied or waived, until such time as such condition or conditions are satisfied or waived; provided, however, that the maximum number of days that the Offer may be extended pursuant to this paragraph is 20 business days;

•

on one or more occasions, in consecutive increments of up to five business days each, if at any then-scheduled Expiration Time, each Offer Condition (other than the Minimum Condition) has been satisfied or waived, and the Minimum Condition shall not have been satisfied; provided, however, that the maximum number of days that the Offer may be extended pursuant to this paragraph is 20 business days;

•

at the request of the Company, until the expiration of a 20-day cure period after a breach of the Merger Agreement by the Company, if on any then-scheduled Expiration Time any of the Offer Conditions (other than the Minimum Condition) have not been satisfied due to a breach of the Merger Agreement by the Company that is capable of being cured; and

•

for the minimum period required by applicable law, any interpretation or position of the SEC, the staff thereof, The NASDAQ Stock Market or the Chicago Stock Exchange, Inc. applicable to the Offer, and until any waiting period (and any extension thereof) applicable to the closing of the Offer under the HSR Act and any other applicable foreign antitrust, competition or similar law shall have expired or been terminated.

Purchaser will not, however, be required to extend the Offer beyond November 1, 2012.

If necessary to obtain at least 80% of the outstanding Shares, Purchaser may (in its sole discretion), following the closing of the Offer, make available one or more subsequent offering periods (as described in Section 1 of the Offer to Purchase) in accordance with Rule 14d-11 of the Exchange Act (each, a “Subsequent Offering Period”).

Any extension of the Offer will be followed as promptly as practicable by a public announcement. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time. During any such extension, all Shares previously validly tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares except during any Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 13, 2012. However, if the Expiration Time has passed and Purchaser provides for a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed. A Subsequent Offering Period would be an additional period of time, beginning no later than 9:00 a.m., New York City time, on the next business day following the Expiration Time, during which shareholders may tender Shares not tendered in the Offer.

Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates (as defined in Section 2 of the Offer to Purchase) evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer (as set forth in Section 3 of the Offer to Purchase), any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase) to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. Federal income tax purposes. Shareholders should consult their own tax advisors to determine the particular tax consequences to them of the Offer and the Merger (including the application and effect of any state, local or foreign income and other tax laws). For a more complete description of certain material U.S. Federal income tax consequences of the Offer or the Merger, see Section 5 of the Offer to Purchase.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Company has provided Purchaser with the Company’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal, together with the Company’s Solicitation/Recommendation Statement on Schedule 14d-9, will be mailed to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Questions or requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Questions or requests for additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, NY 10022

Shareholders Call Toll-Free: (888) 750-5834

Banks and Brokers Call Collect: (212) 750-5833